Christopher D. Menconi

Partner

+1.202.373.6173

christopher.menconi@morganlewis.com

Via EDGAR Correspondence

April 30, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

Attn: Kalkidan Ezra, Counsel

100 F Street NE

Washington, DC 20549

Re:	Morgan Stanley Portfolios, Series 81 (the “Registrant”)
File No. 333-285632

Dear Ms. Ezra:

This letter responds to comments provided in a letter dated April 7, 2025, and subsequent related discussion on April 23, 2025, with respect to the Registrant’s Registration Statement on Form S-6. The Registration Statement, which was filed on March 7, 2025, includes one underlying unit investment trust portfolio, Humanoid Robotics (the “Trust”). Summaries of the comments and responses thereto on behalf of the Registrant are provided below. Where a comment has been addressed, such edit has been incorporated throughout the Registration Statement.

INVESTMENT SUMMARY

Investment Concept and Selection Process, Pages 2-3

1.	Comment: We note that the Trust’s name includes the terms “Humanoid Robotics.” Please disclose that the Trust will invest 80% of its net assets (plus borrowings for investment purposes) in securities that are considered “humanoid robotics” issuers. See Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”). Please clarify how the Trust proposes to define “humanoid robotics” companies for the purposes of the 80% test.

a. Please revise the disclosure to clarify what metrics, factors, and other criteria were utilized by MS&Co Research to identify issuers to include in the “Humanoid 100: Mapping the Humanoid Robot Value Chain” (the “Report”).

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b. The disclosure in the section states that “while around half of the companies selected by MS&Co. Research are believed to be currently involved with humanoids, the rest were selected due to being competitors of companies believed to be involved with humanoids or because MS&Co. analysts believe such companies are likely to become involved with humanoids.” Similarly, the Integrators sub-category discusses companies that are “believed to have the potential” to build humanoid robots. Please consider modifying the Trust’s name to better align with the stated forward-looking assessment of issuers’ involvement with humanoid robotics.

c. The disclosure explaining how the three sub-categories of issuers (Brain, Body and Integrators) are connected to the humanoid robotics sector appears overly broad. Please clarify how such issuers are connected to the humanoid robotics sector. For example, are such companies screened on the basis of specific percentage of revenue derived from and/or assets dedicated to supplying humanoid robotics companies with relevant software or hardware components (as applicable).

Response:      In response the Staff’s multi-part comment, the Registrant submits the following responses:

With respect to Item 1, the Registrant respectfully notes that the Registration Statement states that the Trust will invest all of its net assets in companies that MS&Co. Research believes will have exposure to the humanoid robotics theme. Accordingly, the Trust’s policy is more stringent than the 80% requirement set forth in Rule 35d-1 under the Investment Company Act of 1940. The Registrant further notes that as a unit investment trust, the Trust is not permitted to borrow for investment purposes under Section 18(f) of the 1940 Act. As such, the Registrant will respectfully not include the suggested parenthetical “(plus borrowings for investment purposes)” in its investment policy disclosure, as it would be inapplicable and potentially confusing.

With respect to subpart (a), the “Investment Concept and Selection Process” section describes the collaborative role of MS&Co. Research analysts and subject matter experts, along with the use of proprietary research, in identifying companies with exposure to the humanoid robotics theme. This includes companies currently involved in humanoid development, as well as companies MS&Co. Research believes are likely to become involved based on their proximity to known participants or relevant technical capabilities. As the Report reflects a qualitative exercise conducted by MS&Co. Research analysts across a variety of industries, the Sponsor does not believe there are additional factors, criteria or metrics to add other than what is described in the “Investment Concept and Selection Process” section.

Regarding subpart (b), the Registrant acknowledges the Staff’s comment and will revise the name of the Trust to “Humanoid Robotics: Emerging Contributors”. As disclosed in the Registration Statement, the Trust invests all of its net assets in common stocks and ADRs of companies that MS&Co. Research believes will have exposure to the humanoid robotics theme. The revised name reflects the forward-looking nature of the Trust’s investment approach, which includes companies MS&Co. Research believes are currently contributing to, or are positioned to contribute to, the development and commercialization of humanoid robotics. The name also aligns with the requirements of Rule 35d-1 under the Investment Company Act of 1940.

With respect to subpart (c), the Registrant notes that the “Brain,” “Body,” and “Integrator” categories referenced in the Report are applied after companies have been identified by MS&Co. Research as part of the humanoid robotics value chain. These categories reflect the expected functional roles companies may play in enabling humanoid robotics, based on each company's operations, technologies, and capabilities. Given that humanoid robotics remains a nascent and rapidly evolving industry, the selection process was not limited to companies that currently derive revenue from humanoid robotics, nor was it based on any fixed revenue threshold. Rather, the selection relied on MS&Co. Research’s qualitative judgment, informed by each analyst’s understanding of their respective coverage universe, including which companies are either currently contributing to the humanoid robotics theme or are reasonably likely to do so in the near future. The disclosure has been revised to clarify that this categorical framework is intended to organize the identified list of companies thematically—it is not used to justify inclusion in the Report.

2.	Comment: The disclosure in the first paragraph of the section states that the Trust may invest in foreign issuers, including issuers located in emerging markets. Please disclose how the Trust defines “emerging markets” for this purpose. Please consider adding appropriately tailored risk disclosure, if investments in emerging markets will be part of the principal strategy. Additionally, if there are specific markets in which the Trust will invest principally, please disclose these markets in the principal strategy section of the prospectus (e.g., China and Japan, which are disclosed later in the prospectus) as well as include related principal risk disclosure.

Response: The Registrant acknowledges the Staff’s comment. The disclosure in the “Investment Concept and Selection Process” section has been revised to note that the Trust will invest significantly (at least 10% of net assets) in companies with substantial operations in China and Japan. In addition, the Registrant has included language in the Principal Risks regarding “Foreign Securities” that defines emerging markets by reference to MSCI classifications, as well as noting that the Trust will invest significantly in companies with substantial operations in China and Japan, along with where more detailed information regarding these investments may be found. The Registrant further notes that the Trust has no principal strategy to invest in any specific geographic market.

3.	Comment: The disclosure in the fifth paragraph states that the Sponsor includes “each company in the Report whose shares are rated “Overweight” or “Equal weight” by MS&Co. Research in the Report. Please disclose how/why issuers are ranked and rated as such.

Response: The Registrant acknowledges the Staff’s comment and has revised the above-referenced disclosure accordingly.

Principal Risk Factors, Pages 3-4

4.	Comment: If the Trust’s holdings will be concentrated in any industry or group of industries, please add concentration risk disclosure.

Response: The Registrant acknowledges the Staff’s comment. The Trust’s disclosure is based on GICS sector classifications. Analysis of the Trust’s preliminary portfolio indicates that it will likely be concentrated in companies classified within the Information Technology sector, and the Registrant will revise the existing sector disclosure in a future amendment to reflect this anticipated concentration. In addition, the Registrant has included tailored disclosure under “Principal Risk Factors” and “Risk Factors” to address risks associated with the Trust’s thematic focus on humanoid robotics.

5.	Comment: Please consider disclosing any unique risks related to investments in humanoid robotics companies. For example, consider disclosing as applicable, that the technology (software and hardware) is complex to design and build, that companies may use large amounts of capital before achieving commercial viability, and that the demand for humanoid robotics by consumers and businesses may be smaller and slower to develop than anticipated. Please consider disclosing, as applicable, that significant breakthroughs may be delayed, which, in turn, could delay returns on investments beyond the Trust’s investment horizon; and that new technologies that are “developing” may become obsolete. Additionally, please disclose, as applicable, that businesses may face challenges integrating humanoid robotics effectively and efficiently and therefore adoption may be limited.

Response: The Registrant acknowledges the Staff’s comment and has revised the “AI Risks” section under “Principal Risk Factors” to more directly address the specific risks associated with investments in humanoid robotics companies. The Registrant has also expanded the long-form disclosure under “Risk Factors” to more fully reflect the particular challenges and uncertainties associated with this emerging industry.

6.	Comment: Please confirm that Industry Risks addresses all sectors to which the Trust will have significant exposure on the date of deposit via its investments in the three sub-categories of humanoid robotics issuers (Brain, Body and Integrators). We note that the Integrators sub-category may include companies from a range of sectors (automotive, consumer electronics, e-commerce and internet).

Response: The Registrant confirms that the three sectors highlighted under Industry Risks – consumer products, industrials, and information technology – are the only sectors anticipated to represent at least ten percent of the Trust’s net assets upon launch. Accordingly, the Risk Factors section includes long-form risk disclosures discussing the risks of investing in each of these three sectors.

7.	Comment: The disclosure in the fifth paragraph of the Investment Concept and Selection Process section, references investments in over-the-counter markets. Please include appropriately tailored risk disclosure regarding the risks of investing in OTC issuers, to the extent such investments will be a principal investment.

Response: The Registrant has updated each of the “Principal Risk Factors” and “Risk Factors – Foreign Securities” sections to include a discussion of the specific risks associated with investing in OTC-traded securities.

CONTENTS OF THE REGISTRATION STATEMENT, PAGE S-2

8.	Comment: Please add the undertaking required by Section 15(d) of the Securities Exchange Act of 1934. See General Instruction 3(a)(3) of Form S-6.

Response: The Registrant intends to submit an amended Registration Statement which will include the above referenced undertaking.

9.	Comment: If the Registrant may indemnify a director, officer, or controlling person against liabilities arising under the Securities Act of 1933 (“Securities Act”), please add an undertaking to the registration statement that states the indemnification language of Rule 484.

Response: The Registrant intends to submit an amended Registration Statement which will include the above referenced undertaking.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi

Christopher D. Menconi, Esq.

cc:      Michael B. Weiner, Esq.